FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For May 31, 2004
Commission File Number:   0-30204

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F [ X ]          Form 40-F [  ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [   ]                No  [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 ----------

     THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX


Exhibit       Date                       Description of Exhibit
-------       ----                       ----------------------

   1       5/31/2004   IIJ Announces Director and Executive Officer Nominations

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           Internet Initiative Japan Inc.




Date:  May 31, 2004           By: /s/  Koichi Suzuki
                                  -------------------------------------
                                       Koichi Suzuki
                                       President, Chief Executive Officer and
                                       Representative Director

EXHIBIT 1



            IIJ Announces Director and Executive Officer Nominations

    TOKYO--(BUSINESS WIRE)--May 31, 2004--Internet Initiative Japan ("IIJ") (Nasdaq:IIJIE), one of Japan's leading Internet-access and comprehensive network solutions providers, today announced the nominations of the following candidates for positions on its Board of Directors Meeting.
    Mr. Toshiya Asaba was nominated for the newly-created position of Executive Vice President. Mr. Asaba has served as a Managing Director and Chief Technology Officer of IIJ since June 2002. Mr. Asaba has also served as a Director of IIJ America, our 90.3% owned subsidiary, Asia Internet Holding, our 26.7% owned affiliate and Internet Multifeed, our 26.0% owned affiliate. Mr. Fukuzo Inoue was also nominated for the new position of Executive Vice President. Mr. Inoue has been Executive Manager of Public Relations Office of NTT Communications Corporation since 2002. Mr. Inoue has also served as a Director of Internet Multifeed, our 26.0% owned affiliate.
    Three new Directors, Mr. Akihisa Watai, Mr. Yasurou Tanahashi and Mr. Takashi Hiroi, were nominated. Mr. Watai has been General Manager of Finance Division since April 2004. Mr. Tanahashi has been Chairman and Representative Director of NS Solutions Corporation. Mr. Hiroi has been Senior Manager of Department I of Nippon Telegraph and Telephone Corporation.
    Two new Statutory Auditors were nominated. Mr. Masaki Okada is an attorney at law and works for Ishii Law Office. Mr. Masaaki Koizumi is a Japanese Certified Public Accountant and works for Koizumi Accounting Office.
    As of June 24, 2004, Mr. Yasuhiro Nishi, Chief Financial Officer and Chief Accounting Officer, Mr. Bumpei Katayama, Statutory Auditor, and Mr. Yoshihiko Habe, Statutory Auditor, will resign their positions.
    These nominations are subject to the approval of our shareholders at a meeting to be held on June 24, 2004 and to the approval of the Board of Directors at a meeting to be held on the same day. If such approvals are obtained, as of June 24, 2004, our directors and senior management will be as follows:


President         Mr. Koichi Suzuki      Chief Executive Officer and
                                          Representative Director
Executive Vice
 Presidents       Mr. Toshiya Asaba      Chief Technology Officer
                  Mr. Fukuzo Inoue (1)
Managing Director Mr. Hideshi Hojo       Division Director of the
                                          Sales Department
Directors         Mr. Takamichi Miyoshi  General Manager of Strategy
                                          Planning Division
                  Mr. Akihisa Watai (1)  Chief Financial Officer and
                                          Chief Accounting Officer
                  Mr. Kazumasa Utashiro
                  Mr. Yasurou Tanahashi (1)(2)
                  Mr. Takashi Hiroi (1)(2)
Standing Statutory
 Auditor          Mr. Hideki Matsushita
Statutory
 Auditors         Mr. Masaki Okada (1)
                  Mr. Masaaki Koizumi (1)
(1) New appointments
(2) Independent Directors



    In additions, since May 27, 2004, Mr. Kazumasa Utashiro, who will continue to serve as Director of IIJ, has served as a Director General of the Japan Computer Emergency Response Team Coordination Center (JPCERT/CC). JPCERT/CC is the first CSIRT (Computer Emergency Response
Team) established in Japan. The organization coordinates with network service providers, security vendors, government agencies, as well as industry associations. As such, JPCERT/CC acts as a "CSIRT of the CSIRTs" in the Japanese community.

    About IIJ

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:
IIJIE) is one of Japan's leading Internet-access and comprehensive network solutions providers. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design.
    The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

    CONTACT: Internet Initiative Japan
             Media Relations
             Naoshi Yoneyama, +81-3-5259-6310
             or
             Investor Relations
             Hiroaki Tsuno, +81-3-5259-6310
             press@iij.ad.jp
             http://www.iij.ad.jp/